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                                                                 Exhibit 17(B)

Laidlaw & Co.-Registered Trademark-

July 31, 1998

Board of Directors
Industrial Acoustics Company, Inc.
1160 Commerce Ave.
Bronx, NY 10462

Dear Sirs:

                  You have asked us to advise you with respect to the fairness to the minority, public stockholders of IAC Inc. (the "Company") from a financial point of view of the consideration to be paid by IAC Holdings ("Holdings") pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), between the Company and Holdings. The Merger Agreement provides that for each outstanding share of the Company's Common Stock the shareholder will receive $11.00 in cash.

                  In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company. We have also reviewed certain other information, including financial forecasts, provided to us by the Company, and have met with the Company's and Holdings' management to discuss the business and prospects of the Company.

                  We have also considered certain financial and stock market data of the Company. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

                  In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and Holdings' management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the


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assets of the Company, nor have we been furnished with any such appraisals.
Laidlaw will receive a fee for rendering this opinion.

                  It is understood that this letter is for the information of the Board of Directors of Industrial Acoustics Company, Inc. and the stockholders of the Company only and may be published in its entirety in the prospectus/proxy statement to be distributed to stockholders of the Company. This letter is not to be quoted or referred to, in whole or in part, in any other proxy statement or in any other registration statement or prospectus, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Laidlaw & Co.'s prior written consent.

                  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid to the Company's minority, public stockholders pursuant to the Merger Agreement is fair from a financial point of view.


                                        Sincerely,



                                        Laidlaw Global Securities, Inc.




                                        By: /s/ Frank A. Klepetko
                                           ----------------------
                                            Frank A. Klepetko
                                            Managing Director